Mail Stop 6010

October 20, 2006

Mr. Sten Daugaard
Chief Financial Officer
SGL Carbon Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany

> **Re:** **SGL Carbon Aktiengesellschaft**
> **Form 20-F**
> **Filed May 2, 2006**
> **File No. 001-14398**

Dear Mr. Daugaard:

We have reviewed your response dated October 19, 2006 and filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

1.   Please submit the response letter sent to us via facsimile on October 19, 2006 onto
        EDGAR as correspondence.

Item 15. Controls and Procedures, page 112

2.   Please refer to prior comment 1, 2 and 3. We note your proposed revised
        disclosure that states that the "disclosure controls and procedures are effective as
        of December 31, 2006 to achieve their intended objective." We note the
        additional language included after the word effective. It does not appear that your
        certifying officers have reached a conclusion that your disclosure controls and
        procedures are *effective*. Please revise to address your officers' conclusions
        regarding the effectiveness of your disclosure controls and procedures. In
        addition, please note that the definition of disclosure controls and procedures is
        included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include
        the definition following your conclusion, please ensure the definition is consistent
        with the definition included in Rule 13a-15(e) of the Exchange Act. And, as
        applicable, revise future filings to state clearly, if true, that your disclosure
        controls and procedures are designed to provide reasonable assurance of
        achieving their objectives and that your principal executive officer and principal
        financial officer concluded that your disclosure controls and procedures are
        effective at that reasonable assurance level. In the alternative, remove the
        reference to the level of assurance of your disclosure controls and procedures.

Representations

3.   Please provide all three of the acknowledgements in the form previously
        requested.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant